Exhibit (a)(1)(viii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 15, 2008 and the related Letter of Transmittal and any amendments or supplements thereto and, other than as described in the following sentence, is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdictions. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Simtek Corporation

at

$2.60 Net Per Share

by

Copper Acquisition Corporation

a wholly-owned subsidiary of

Cypress Semiconductor Corporation

Copper Acquisition Corporation, a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Cypress Semiconductor Corporation, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Simtek Corporation, a Delaware corporation ( the “Company”), for $2.60 per Share (the “Offer Price”), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 15, 2008 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto and the Offer to Purchase, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 12, 2008 UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AUGUST 1, 2008, BY AND AMONG THE PURCHASER, PARENT AND THE COMPANY (AS IT MAY BE AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”).

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, and the Company will become a wholly-owned subsidiary of Parent (the “Merger”).

The Board of Directors of the Company has unanimously (i) determined and declared that the Merger Agreement, the Offer and the Merger, and the other transactions contemplated by the Merger Agreement are advisable, and in the best interests of the Company and its stockholders, (ii) determined that the Merger Agreement, the Offer and Merger are at a price and on terms that are in the best interests of the Company and holders of the Shares, (iii) approved the Merger Agreement, the Offer, the Merger, the performance of the Transaction Support Agreements, and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of the Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if adoption of the Merger Agreement by the stockholders of the Company is required by applicable legal requirements, adopt the Merger Agreement in accordance with the applicable provisions of the Delaware General Corporation Law.

The Offer is conditioned upon, among other things:

(a) the condition (the “Minimum Condition”) that there have been validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares that, together with the Shares then owned by Parent and Purchaser (if any), represents at least a majority of the sum of (x) all then outstanding Shares, plus (y) all Shares issuable upon the exercise of all then outstanding options to purchase Shares (“Company Options”) with exercise prices less than $2.60 that are vested and exercisable as of any then scheduled expiration date of the Offer or that would be vested and exercisable at any time within 90 calendar days following the then scheduled expiration date of the Offer assuming that the holder of such Company Options satisfies the vesting conditions applicable thereto (and after giving effect to the acceleration of any vesting that may occur as a result of the Offer), plus (z) all Shares issuable upon the exercise, conversion or exchange of any then outstanding securities (other than Company Options) with exercise or conversion prices less than $2.60 that are exercisable or convertible into, or exchangeable for, Shares at any time within 90 calendar days following the then scheduled expiration date of the Offer, (b) the receipt of any clearance, consent, approval, order or authorization of any governmental entity or that Parent reasonably determines in good faith to be necessary or appropriate to consummate the transactions contemplated by the Merger Agreement (including the Offer and the Merger), in any case, on terms that do not involve certain adverse regulatory conditions more fully described in the Merger Agreement, (c) the representations and warranties of the Company are true and correct in accordance with the terms of the Merger Agreement, (d) the Company’s performance or compliance with the covenants or other agreements of the Company required to be performed or complied with by the Company under the Merger Agreement, (e) the absence of any material adverse change in the Company, and (f) the absence of any governmental order or any law that would prohibit or prevent the Offer or the Merger or have certain other negative effects, all as more fully described in the Merger Agreement.

If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Purchaser (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. Parent or the Purchaser may waive any of the conditions to the Offer without the prior consent of the Company, except for the Minimum Condition described in clause (a) of the preceding paragraph. The Offer is not subject to any financing conditions or arrangements.

The Purchaser has agreed to extend the Offer, at the request of the Company, for one (1) successive period of ten (10) business days and thereafter, may, at its option, extend the Offer for one (1) or more additional periods of ten (10) business days each to permit the satisfaction of the conditions to the Offer if, as of the scheduled expiration date of the Offer (a) any of the conditions to the Offer, including the Minimum Condition, are not satisfied or waived or (b) all of the conditions to the Offer have been satisfied other than the Minimum Condition. The Purchaser has also agreed to extend the Offer, at the request of the Company, for one (1) or more successive periods of ten (10) business days if the Minimum Condition has been satisfied, but the Company has breached a covenant or there is an inaccuracy in a representation or warranty of the Company that is curable within twenty calendar days, provided, that the last extension period may not end earlier than the date the Purchaser may otherwise terminate the Merger Agreement due to a breach of a covenant or an inaccuracy of a representation or warranty. Finally, the Purchaser is required to extend the Offer under certain circumstances set forth in the Merger Agreement, including for any period as may be required by applicable rules and regulations of the Securities and Exchange Commission or The Nasdaq Capital Market or, if all conditions to the Offer have been satisfied other than the condition relating to governmental consents and approvals, as required to obtain required any such governmental consents or approvals, but the Purchaser is not required under the Merger Agreement to extend the Offer beyond November 8, 2008. Any extension of the Offer will be followed by a public announcement of such extension no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

After the expiration of the Offer and the payment for all Shares tendered in the Offer, the Purchaser may (but is not committing to) provide for a subsequent offering period of between three (3) and twenty (20) business days to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in a subsequent offering period, and no withdrawal rights apply during a subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to Computershare Trust Company N.A. (the “Depositary”) of the Purchaser’s acceptance for payment of Shares tendered in the Offer. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company), (b) a properly completed and duly executed Letter of Transmittal, and (c) any other required documents.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 13, 2008 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any subsequent offering period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at Book Entry Transfer Facility to be credited with the withdrawn Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the telephone number and address set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent as set forth below, and copies will be furnished promptly at the Purchaser’s expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Information Agent at the number below.

The Information Agent for the Offer is:

199 Water Street – 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Stockholders Call Toll Free: (800) 368-7305